

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Timothy P. Walbert
Chairman, President and Chief Executive Officer
Horizon Pharma, Inc.
1033 Skokie Boulevard, Suite 355
Northbrook, Illinois 60062

>   **Re: Horizon Pharma, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 8, 2010**
>   **File No. 333-168504**

Dear Mr. Walbert:

We have reviewed your amended registration statement and response letter each filed October 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 76

1. Please expand your disclosure to include a description of the material terms of the sales contract with BASF filed as Exhibit 10.29 to your registration statement. Such description should include payment terms, material obligations and/or purchasing requirements and term and termination provisions.

Our Product and Product Candidates, page 77

2. In response to comment 4, you indicated that you have not initiated Phase I trials for TruNoc. Please revise the table on page 77 to clarify that you have not begun Phase I clinical trials. If commencement of Phase I trials is contingent on any intervening events, such as filing an IND, please revise to indicate what you must do prior to commencing Phase I trials. Please make similar revisions with respect to HZN-602, if applicable.

SkyePharma and Jagotec Agreements, page 89

3. Please expand the disclosure of your manufacturing and supply agreement with Jagotec to disclose the annual purchase requirement assuming current prices. Your discussion should clarify that the annual purchase requirement will fluctuate as prices fluctuate. Additionally, tell us why you have not included this obligation in the Contractual Obligations table on page 73.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lynda Kay Chandler, Esq.
       Cooley LLP
       4401 Eastgate Mall
       San Diego, CA 92121